Exhibit (a)(1)(D)

Offer to Purchase for Cash

All Outstanding Warrants to Purchase Common Stock

At a Purchase Price of $1.00 Per Warrant

by

SUMMER INFANT, INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL

EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON NOVEMBER 5, 2007 UNLESS

SUMMER INFANT, INC. EXTENDS THE OFFER.

October 9, 2007

To Brokers, Dealers, Commercial Banks,

Trust Companies and Other Nominees:

Summer Infant, Inc., a Delaware corporation (“Summer”), has appointed Morrow & Co., Inc. to act as the Information Agent in connection with its Offer to Purchase for cash all of its outstanding warrants to purchase common stock, exercisable at $5.00 per share (the “Warrants”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 9, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the “Offer”). We are inviting our warrant holders to tender their Warrants at $1.00 per Warrant, net to the seller in cash, without interest, upon the terms and subject to the conditions of the Offer.

Summer will, upon the terms and subject to the conditions of the Offer, pay $1.00 per Warrant (the “Purchase Price”) for Warrants properly tendered and not properly withdrawn pursuant to the terms of the Offer. All Warrants properly tendered before the Expiration Date (as specified in Section 2 under “The Tender Offer” section of the Offer to Purchase) and not validly withdrawn will be purchased by Summer at the Purchase Price, net to the seller in cash, without interest, upon the terms and subject to the conditions of the Offer. See Section 1 under “The Tender Offer” section of the Offer to Purchase.

The Offer is not conditioned upon any minimum number of Warrants being tendered. The Offer also is not conditioned upon any required financing. Utilizing our existing cash and credit facilities, we will have sufficient funds on hand to purchase any and all Warrants validly tendered and not withdrawn in the Offer. As such, we believe there are no significant conditions to the Offer. There are, however, certain customary conditions to the Offer. See Section 5 under “The Tender Offer” section of the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold Warrants registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	Offer to Purchase, dated October 9, 2007;

2.	Letter to Clients, which you may send to your clients for whom you hold Warrants registered in your name or in the name of your nominee, with an Instruction Form provided for obtaining such clients’ instructions with regard to the Offer;

3.	Letter of Transmittal, for your use and for the information of your clients, together with accompanying instructions, Substitute Form W-9, and Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9; and

4.	Notice of Guaranteed Delivery, to be used to accept the Offer in the event that you are unable to deliver the Warrant certificates, together with all other required documents, to the Depositary before the Expiration Date, or if the procedure for book-entry transfer cannot be completed before the Expiration Date.

No fees or commissions will be payable to brokers, dealers, commercial banks, trust companies or any person for soliciting tenders of Warrants under the Offer other than fees paid to the Information Agent and the

Depositary, as described in the Offer to Purchase. We will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding the enclosed materials to their customers who are beneficial owners of Warrants held by them as a nominee or in a fiduciary capacity. We will pay or cause to be paid any stock transfer taxes applicable to our purchase of Warrants pursuant to the Offer, except as otherwise provided in the Offer to Purchase and Letter of Transmittal (see Instruction 6 of the Letter of Transmittal). No broker, dealer, bank, trust company or fiduciary shall be deemed to be either our agent or the agent of Summer, the Depositary, or the Information Agent for purposes of the Offer.

For Warrants to be properly tendered pursuant to the Offer, (1) the Depositary must timely receive the Warrant certificates or confirmation of receipt of such Warrants under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees or an “Agent’s Message” (as defined in the Offer to Purchase and the Letter of Transmittal) and any other documents required pursuant to the Offer, or (2) the tendering warrant holder must comply with the guaranteed delivery procedures, all in accordance with the instructions set forth in the Offer to Purchase and Letter of Transmittal.

Warrant holders (i) whose Warrant certificates are not immediately available or who will be unable to deliver to the Depositary the certificate(s) for the Warrants being tendered and all other required documents before the Expiration Date, or (ii) who cannot complete the procedures for book-entry transfer before the Expiration Date, must tender their Warrants according to the procedure for guaranteed delivery set forth in Section 2 under “The Tender Offer” section of the Offer to Purchase.

The Board of Directors of Summer has approved the tender offer. However, neither Summer nor its Board of Directors makes any recommendation to warrant holders as to whether to tender or refrain from tendering their Warrants. Our directors and executive officers whom own Warrants are entitled to participate in the Offer on the same terms as all other warrant holders.

Please address any inquiries you may have or requests for additional copies of the enclosed material to the Information Agent, Morrow & Co., Inc., at its address and telephone number set forth on the back cover page of the Offer to Purchase.

Capitalized terms used but not defined herein have the meanings assigned to them in the Offer to Purchase and the Letter of Transmittal.

Very truly yours,

SUMMER INFANT, INC.

By:	/s/ Jason Macari
Jason Macari
Chief Executive Officer

1275 Park East Drive
Woonsocket, Rhode Island 02895

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON AN AGENT OF SUMMER, THE INFORMATION AGENT, OR THE DEPOSITARY, OR ANY AFFILIATE OF THE FOREGOING, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.

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